CUSIP No. 45249V107

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. )[1]

IMARA Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

45249V107
(CUSIP Number)

March 16, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

1.The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 45249V107

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) Pfizer Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 76,003
	6.	SHARED VOTING POWER 1,481,719
	7.	SOLE DISPOSITIVE POWER 76,003
	8.	SHARED DISPOSITIVE POWER 1,481,719
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,557,722*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4%**
12.		TYPE OF REPORTING PERSON CO

* Represents 76,003 shares held by directly by Pfizer Inc. and 1,481,719 shares held directly by Pfizer Ventures (US) LLC, a wholly-owned subsidiary of Pfizer Inc.
** Based on 16,575,465 shares of common stock outstanding as of the closing of the Issuer’s initial public offering on March 16, 2020, as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission on March 12, 2020.

CUSIP No. 45249V107

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) Pfizer Ventures (US) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 1,481,719
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 1,481,719
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,481,719
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.9%*
12.		TYPE OF REPORTING PERSON OO

* Based on 16,575,465 shares of common stock outstanding as of the closing of the Issuer’s initial public offering on March 16, 2020, as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission on March 12, 2020.

CUSIP No. 45249V107

SCHEDULE 13G

ITEM 1(a)	NAME OF ISSUER:

IMARA Inc.

ITEM 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

116 Huntington Ave, 6th Floor, Boston, MA 02116

ITEM 2(a)	NAME OF PERSON FILING:

Pfizer Inc. (“Pfizer”) Pfizer Ventures (US) LLC (“PVUS”) PVUS is a wholly-owned subsidiary of Pfizer. The Joint Filing Agreement between Pfizer and PVUS is filed herewith as Exhibit 99.1.

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

Pfizer and PVUS: 235 East 42nd Street, New York, NY 10017

ITEM 2(c)	CITIZENSHIP:

Pfizer and PVUS: Delaware

ITEM 2(d)	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.001 par value

ITEM 2(e)	CUSIP NUMBER:

45249V107

ITEM 3	STATEMENTS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B) OR (C):

Not applicable.

CUSIP No. 45249V107

ITEM 4	OWNERSHIP:

The information requested in this item is incorporated herein by reference to the cover pages to this Schedule 13G.

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT COMPANY:

Not applicable.

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 45249V107

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2020

PFIZER INC.
By:	/s/ Susan Grant
Name:	Susan Grant
Title:	Assistant Secretary

PFIZER VENTURES (US) LLC

By:	/s/ Susan Grant
Name:	Susan Grant
Title:	Secretary